Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

            INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Trust for Investment Grade Municipals was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The  results  of  the  voting  on  the  above  matter  were  as  follows:

                                        Votes
Matter                    Votes For   Withheld
------------------------  ----------  ---------
(1)   David C. Arch ....  47,821,909  1,518,909
      Howard J Kerr ....  47,777,630  1,563,188
      Jerry Choate .....  47,976,914  1,363,904
      Suzanne Woolsey ..  47,859,090  1,481,728